

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2021

Stacie Schuler
Chief Financial Officer
Heron Lake BioEnergy, LLC
91246 390th Avenue
Heron Lake, Minnesota 56137

      Re: Heron Lake BioEnergy, LLC
          Revised Preliminary Proxy Statement on Schedule 14A
          Filed August 13, 2021
          File No. 000-51825

Dear Ms. Schuler:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Bill Hanigan, Esq.